Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES SUBSCRIPTION ISSUE PRICE OF NEW CPOs

MONTERREY, MEXICO, APRIL 28, 2017 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that as a result of the application of retained earnings for a capital increase approved by CEMEX’s shareholders at the annual general ordinary shareholders meeting held on March 30, 2017, CEMEX shareholders will receive new shares as follows:

•	1 new CEMEX Ordinary Participation Certificate (“CPO”) per 25 CEMEX CPOs held, or, if applicable, 3 new shares per 75 shares currently outstanding.

•	Holders of CEMEX American Depositary Shares (“ADS”) will receive 1 newly issued ADS per 25 ADSs held.

•	No cash will be distributed by CEMEX, including for fractions for which no shares are issued.

The delivery of the new CPOs or shares, as applicable, will be made starting on May 8, 2017. Only holders of record of CEMEX CPOs or ADSs as of May 5, 2017 (the record date) will receive new shares as a result of the increase in the capital stock. The new ADSs to be issued will be distributed on or about May 12, 2017. Each ADS represents 10 CPOs.

As a result of all of the above, the conversion rate of CEMEX’s optional convertible subordinated notes due 2018 (the “2018 Convertible Notes”), both series of CEMEX’s optional convertible subordinated notes due 2020 (the “2020 Convertible Notes”), as well as CEMEX’s mandatory convertible obligations due 2019 (the “2019 Convertible Notes”) will be adjusted accordingly. The new conversion rate for the 2018 Convertible Notes will be 116.6193 ADSs per U.S.$1,000 principal amount of 2018 Convertible Notes, equivalent to a conversion price of approximately U.S.$8.5749 per ADS. The new conversion rate for the 2020 Convertible Notes will be 90.8592 ADSs per U.S.$1,000 principal amount of 2020 Convertible Notes, equivalent to a conversion price of approximately U.S.$11.0060 per ADS. The new conversion rate for the 2019 Convertible Notes will be 509.1077 CPOs per each convertible obligation, equivalent to a conversion price of approximately MXN$17.4816 per CPO.

The subscription price is MXN$16.8259 per new CEMEX CPO. The shares will be subscribed for at a price of MXN$5.6086 per share, of which MXN$0.00277661 will go to CEMEX´s capital stock and the remaining amount will be treated as premium for the subscription of capital, and will be deemed fully paid by a capitalization of retained earnings. CEMEX shareholders will not be required to pay any consideration in connection with the issuance of the shares.

In accordance with applicable tax laws, the previously mentioned capitalization is not subject to a withholding of income taxes by CEMEX as the capitalization is being charged against retained earnings corresponding to the 2016 and prior fiscal years.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. CEMEX assumes no obligation to update or correct the information contained in this press release.